                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                        Physician Reliance Network, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   71940G 10 8
              -----------------------------------------------------
                                 (CUSIP Number)














                                Page 1 of 6 Pages


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CUSIP NO. 71940G 10 8              SCHEDULE 13G        Page   2   OF   6   Pages
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Texas Oncology, P.A. (I.R.S. Employer Identification No. 75-2131429)
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Texas
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    10,386,291
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   10,386,291
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          10,386,291
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                    (a)  [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          21.8%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          00 (Professional Association)
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          Page   2   OF   6   Pages
                               -----    -----

                                                              Page 3 of 6 Pages

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Merrick H. Reese
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    939,985
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     10,386,291
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   939,985
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               10,386,291
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,326,276
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                   (a)   [ X  ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          23.7%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                          Page   3   OF   6   Pages
                               -----    -----
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                                                               Page 4 of 6 Pages

                                  SCHEDULE 13G





Item 1(a).     Name of Issuer:                 Physician Reliance Network, Inc.
                                               ("PRN")

Item 1(b).     Address of Issuer's             Two Lincoln Center
               Principal Executive             5420 LBJ Freeway, Suite 900
               Offices:                        Dallas, TX 75240

Item 2(a).     Name of Persons Filing:         Texas Oncology, P.A.
                                               ("TOPA")
                                               Merrick H. Reese ("Reese")

Item 2(b).     Address of Principal            Two Lincoln Center
               Business Office:                5420 LBJ Freeway, Suite 900
                                               Dallas, TX 75240 is the business
                                               address for the persons listed
                                               in Item 2(a).

Item 2(c).     Organization/Citizenship:       TOPA is a Texas professional
                                               association.
                                               Reese is a United States citizen.

Item 2(d).     Title of Class                  Common stock
               of Securities:                  ("Common Stock")

Item 2(e).     CUSIP Number:                   71940G 10 8

Item 3.        Inapplicable.

Item 4.        Ownership



               This Schedule 13G is filed jointly by the reporting persons to reflect ownership of Common Stock by TOPA and Reese and certain overlapping beneficial ownership of such persons.

                                                               Page 5 of 6 Pages



                    Total Shares                                                                            Shared
                  of PRN Common           Percent          Sole            Shared            Sole           Power
               Stock Beneficially           of            Voting           Voting           Power to         to
  Person             Owned(1)             Class(2)        Power            Power            Dispose        Dispose
----------     -------------------        --------      ----------       ----------        ----------     ----------
TOPA              10,386,291(3)            21.8%        10,386,291           --            10,386,291         --
Reese             11,326,276(4)            23.7%           939,985       10,386,291           939,985     10,386,291
----------------

(1) The number of shares beneficially owned has been adjusted to reflect a 2-for-1 split of PRN Common Stock effective June 1996.

(2) Based on 47,630,820 shares of Common Stock outstanding as of December 31, 1996.

(3) Does not include 3,478,104 shares of Common Stock owned by persons employed by TOPA, which shares TOPA has options to purchase upon the occurrence of certain events, including termination of employment, as to which TOPA disclaims beneficial ownership. These options expire with respect to 183,512 of such shares in 1997; 1,209,296 of such shares in 1998; 903,862 of such shares in 1999; and the balance of such shares in 2000. Includes 2,081,432 shares of Common Stock subject to options to purchase shares of PRN Common Stock owned by TOPA granted by TOPA to certain persons which are exercisable within 60 days of the date hereof.

(4) Includes 864,497 shares beneficially owned by Reese individually, 75,488 shares subject to currently exercisable options, and 10,386,291 shares beneficially owned by TOPA. See Note 2. Reese is President of TOPA. In such capacity, Reese may be deemed to share voting and investment power with respect to the shares owned by TOPA.



Item 5.     Ownership of Five Percent or Less of a Class

                Inapplicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

                Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                Inapplicable.

Item 8.     Identification and Classification of Members of the Group

                Inapplicable.

Item 9.     Notice of Dissolution of Group

                Inapplicable.

Item 10.    Certification

                Inapplicable.

                                   SIGNATURES


     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete, and correct as of this 13th day of February, 1997.



                                    Texas Oncology, P.A.


                                    By:   /s/ Merrick H. Reese
                                        ----------------------------
                                    Title:    President
                                          --------------------------



                                    Merrick H. Reese


                                       /s/  Merrick H. Reese
                                    --------------------------------